

December 10, 2010

Mr. Frank P. Vaughan
Chief Financial Officer
Cronos Capital Corporation
One Front Street, Suite 925
San Francisco, CA 94111

> **Re: Cronos Global Income Fund XV, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-23886**
>
> **Cronos Global Income Fund XVI, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-27496**

Dear Mr. Vaughan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief